UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)1

                            RSL COMMUNICATIONS, LTD.
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                                (Name of Issuer)

               CLASS A COMMON SHARES, PAR VALUE $.00457 PER SHARE
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                         (Title of Class of Securities)

                                   G7702U 10 2
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                                 (Cusip Number)

                               EL/RSLG Media, Inc.
                                767 Fifth Avenue
                            New York, New York 10153
                             Attn.: Ronald S. Lauder
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 20, 1998
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                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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1 The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.).

                                  SCHEDULE 13D


CUSIP No.:  G7702U 10 2                                           Page 2 of 9


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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     EL/RSLG Media, Inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                                                    (b)  [ ]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     OO (See Item 3.)
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
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                              7    SOLE VOTING POWER
        NUMBER OF
                                   1,786,350 shares of Class B Common Shares,
         SHARES                    par value $.00457 per share (the "Class B
                                   Common Stock"), each share convertible into
      BENEFICIALLY                 one share of Class A Common Shares, par value
                                   $.00457 per share, for no consideration.
        OWNED BY         -------------------------------------------------------
                              8    SHARED VOTING POWER
          EACH
                                   0
        REPORTING        -------------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
         PERSON
                                   1,786,350 shares of Class B Common Stock
          WITH           -------------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                   0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,786,350 shares of Class B Common Stock
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.6%
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14   TYPE OF REPORTING PERSON*

     CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.
-------   --------------------

     This statement relates to Class A Common Shares, par value $.00457 per share (the "Class A Common Stock"), of RSL Communications, Ltd. (the "Issuer"), a Bermuda company. Each share of the Issuer's Class B Common Shares, par value $.00457 per share (the "Class B Common Stock") is convertible into one share of Class A Common Stock, for no consideration. The principal executive offices of the Issuer are located at Clarendon House, Church Street, Hamilton, HM CX Bermuda. The Issuer also maintains executive offices at 767 Fifth Avenue, Suite 4300, New York, New York 10153.


Item 2.   Identity and Background.
-------   ------------------------

     (a) This statement is being filed by EL/RSLG Media, Inc., a Delaware corporation ("EL/RSLG"). Fifty-percent of the common stock of EL/RSLG is owned by The 1995 Estee Lauder RSL Trust, of which Ronald S. Lauder is a co-trustee and beneficiary and 50% of the common stock of EL/RSLG is owned by The 1995 Estee Lauder LAL Trust, of which Leonard A. Lauder is a co-trustee and beneficiary (collectively, referred to herein as the "Trusts"). EL/RSLG, Ronald
S. Lauder, Leonard A. Lauder and the Trusts do not constitute a "group" within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934.

     (b) The principal business address of EL/RSLG, Ronald S. Lauder, Leonard A. Lauder and the Trusts is 767 Fifth Avenue, New York, New York 10153.

     Ronald S. Lauder co-founded the Issuer, has served as its Chairman since 1994 and is its largest and controlling shareholder. He is also a founder and has served as the non-executive Chairman of the Board of Central European Media Enterprises Ltd., an owner and operator of commercial television stations and networks in Central and Eastern Europe since 1994 ("CME"). CME's registered office is located at Clarendon House, Church Street, Hamilton HM CX, Bermuda. CME also maintains offices at 18 D'Arblay Street, London W1V 3FP. Ronald S. Lauder is a principal shareholder of The Estee Lauder Companies Inc. ("Estee Lauder) and has served as Chairman of Estee Lauder International, Inc. ("Estee International") and Chairman of Clinique Laboratories, Inc. ("Clinique") since 1987.

     Leonard A. Lauder has been a director of the Issuer since March 1997. Leonard A. Lauder is a principal shareholder and has served as Chief Executive Officer of Estee Lauder since 1982 and as President of Estee Lauder from 1972 until 1995. He became Chairman of the Board of Directors of Estee Lauder in 1995. He has been a director of Estee Lauder since 1958.

     Each of Estee Lauder's, Clinique's and Estee International's offices is located at 767 Fifth Avenue, New York, New York 10153.

     (c) EL/RSLG is engaged in the business of holding investments.

     (d) During the past five years, none of EL/RSLG,  Ronald S. Lauder, Leonard
A. Lauder or the Trusts has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

     (e) During the past five years, none of EL/RSLG,  Ronald S. Lauder, Leonard
A. Lauder or the Trusts has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f)      Ronald S. Lauder and Leonard A. Lauder are U.S. citizens.


Item 3.   Source and Amount of Funds or Other Consideration.
-------   --------------------------------------------------

     On March 20, 1998, R.S. Lauder, Gaspar & Co., L.P. ("RSLAG"), a New York limited partnership, distributed 16,366,325 shares of Class B Common Stock to its partners, on a pro rata basis (the "Distribution"). EL/RSLG is a partner of RSLAG and as a result of the Distribution, received 1,786,350 shares of Class B Common Stock. The Distribution by RSLAG to its partners involved no cash or other consideration.


Item 4.   Purpose of Transaction.
-------   -----------------------

     The shares of Class B Common Stock were distributed on a pro-rata basis to, among others, EL/RSLG as a result of the Distribution and are held by EL/RSLG for investment purposes. None of EL/RSLG, Ronald S. Lauder, Leonard A. Lauder or the Trusts has any present plans or intentions which relate to or would result in any of the transactions described in subsections (a) through (j) inclusive, of Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.
-------   -------------------------------------

     (a) As of April 20, 1998, EL/RSLG owns beneficially 1,786,350 shares of Class B Common Stock, or approximately 13.6% of the outstanding Class A Common Stock, assuming that only EL/RSLG converted its shares of Class B Common Stock into shares of Class A Common Stock, based on 11,364,196 shares of Class A Common Stock outstanding as reported by the Issuer.

     (b) EL/RSLG has the sole power to vote or dispose of 1,786,350 shares of Class B Common Stock.

     (c) Not applicable.

     (d) The following persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the 1,786,350 shares of Class B Common Stock owned by EL/RSLG: (i) each of Ronald S. Lauder, Richard
D. Parsons and

Ira T. Wender,  as co-trustees  of, and Ronald S. Lauder as beneficiary  of, The
1995 Estee Lauder RSL Trust and (ii) each of Leonard A. Lauder, Joel S. Ehrenkranz and Ira T. Wender, as co-trustees of, and Leonard A. Lauder, as beneficiary of, The 1995 Estee Lauder LAL Trust.

     (e) Not applicable.


Item 6.   Contracts, Arrangements, Understandings or Relationships
-------   with Respect to Securities of the Issuer.
          --------------------------------------------------------

     Each of Ronald S. Lauder, Leonard A. Lauder and RSLAG has executed a lock-up agreement, dated October 6, 1997, which lock-up agreements provide that each of them is generally prohibited from selling, transferring, assigning, distributing, offering or agreeing to sell, granting any option, granting or warranting for the sale of, or otherwise disposing directly or indirectly, any of the shares of the Issuer's Class B Common Stock owned by Ronald S. Lauder, Leonard A. Lauder or RSLAG for a period of 180 days from October 6, 1997.


Item 7.   Material to be Filed as Exhibits.
-------   ---------------------------------

1.   Form of lock-up agreement.




                                    SIGNATURE
                                    ---------


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this instrument is true, complete and correct.

Dated:  April 23, 1998


                                    EL/RSLG Media, Inc.

                                    The Estee Lauder RSL Trust


                                    By  /s/Ronald S. Lauder
                                        --------------------
                                    Name:  Ronald S. Lauder
                                    Title: Trustee

                                  EXHIBIT INDEX
                                  -------------


Exhibit 1 --   Form of lock-up agreement.

                                    Lock-Up Agreement                Exhibit 1


                                                                 October 6, 1997




Goldman, Sachs & Co.,
Merrill Lynch, Pierce, Fenner & Smith
         Incorporated,
Morgan Stanley & Co. Incorporated,
SBC Warburg Dillon Read Inc.,
as Representatives of the
several Underwriters named
in the Underwriting Agreement (U.S. Version)
         c/o Goldman, Sachs & Co.,
            85 Broad Street,
                    New York, New York 10004.

Goldman Sachs International,
Merrill Lynch International,
Morgan Stanley & Co. International Limited,
Swiss Bank Corporation, acting through
         its Division, SBC Warburg Dillon Read,
as Representatives of the
several Underwriters named
in the Underwriting Agreement (International Version)
         c/o Goldman Sachs International,
            Peterborough Court,
                   133 Fleet Street,
                           London EC4A 2BB England.

            Re: Proposed Initial Public Offering of Class A Common Shares of RSL Communications, Ltd.


Ladies and Gentlemen:

     This agreement (this "Agreement") relates to the proposed initial public offering of the Class A Common Shares, par value $0.00457 per share (the "Common Stock"), of RSL Communications, Ltd., a corporation incorporated under the laws of Bermuda (the "Company"), for which a Registration Statement on Form S-1 has been filed with the Securities and Exchange Commission.

     In connection with such offering, the Company will enter into an Underwriting Agreement (U.S. Version) (the "U.S. Underwriting Agreement"), with the several Underwriters to be listed on Schedule I thereto (the "U.S. Underwriters") for whom Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and SBC Warburg Dillon Read Inc. are acting as representatives, and an Underwriting Agreement (International Version) (the "International Underwriting Agreement" and, together with the U.S. Underwriting Agreement, the "Underwriting Agreements"), with the several Underwriters to be listed on Schedule I to the International Underwriting Agreement (the "International Underwriters" and, together with the U.S. Underwriters, the "Underwriters") for whom Goldman Sachs International, Merrill Lynch International, Morgan Stanley & Co. International Limited and Swiss Bank Corporation, acting through its Division, SBC Warburg Dillon Read are acting as representatives. To facilitate the marketing of the Common Stock to be sold in the public offering and in consideration of the Underwriters entering into the Underwriting Agreements, the undersigned hereby irrevocably confirms, covenants and agrees for the benefit of the Company and the Underwriters as follows:

          (i) The undersigned will not (and will not permit any other person who holds of record any of the undersigned's shares of Common Stock to), directly or indirectly, offer, sell, contract to sell, grant any option for the sale of or otherwise dispose of any shares of Common Stock or any securities of the Company (other than pursuant to stock option plans contemplated by or existing on the date of, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of the date of, the Prospectus; provided, however, that any security received upon the exercise, exchange or conversion of any other security will become subject to the restrictions on disposition contained in this paragraph) substantially similar to the Common Stock, including but not limited to any securities convertible into, exchangeable for, exercisable for, or representing the right to receive, Common Stock or securities that are substantially similar to Common Stock, during the period beginning from the date of this agreement and continuing to and including the date 180 days after the date of the Prospectus, without the prior written consent of Goldman, Sachs & Co.

          (ii) The undersigned acknowledges (a) the sufficiency of the consideration for this Agreement and (b) that the decision, if any, of the Underwriters to enter into the Underwriting Agreements will be made in part in reliance upon the undersigned entering into, and abiding by the terms of, this Agreement.

          (iii) The undersigned acknowledges and agrees that the covenants and agreements set forth herein are in addition to and not in lieu of the provisions of any agreements or instruments defining the rights of the undersigned.

          (iv) All consents, approvals, authorizations and orders necessary for the execution and delivery by the undersigned of this Agreement have been obtained; the undersigned has full right, power and authority to enter into this Agreement; and this Agreement has been duly executed and delivered by the undersigned and constitutes a valid and legally binding obligation of the undersigned enforceable in accordance with its terms; and

          (v) The compliance by the undersigned with all of the provisions of this Agreement will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any statute, indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the undersigned is a party or by which the undersigned is bound or to which any of the property or assets of the undersigned is subject, nor will such action result in any violation of the provisions of the Certificate of Incorporation or By-laws of the undersigned, if the undersigned is a corporation, the partnership agreement of the undersigned, if the undersigned is a partnership, or any other organizational documents of the undersigned, or any statute, rule or regulation or, to the knowledge of the undersigned, any order or decree of any court or governmental agency or body having jurisdiction over the undersigned or the property of the undersigned.

     This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York.


                                        Very truly yours,





                                        Name:


                                        Title: